Exhibit 99.1

MRI Interventions Announces $5.3 Million Private Placement

IRVINE, CA, December 15, 2015 – MRI Interventions, Inc. (OTCQB: MRIC) announced it has entered into a definitive securities purchase agreement with a group of investors which will result in gross proceeds to MRI Interventions of approximately $5.3 million, before deducting placement agents’ fees and estimated offering expenses. The placement consists of 16,309,270 units, composed of an aggregate of approximately 16,309,270 shares of its common stock, Series A Warrants to purchase approximately 6,523,762 shares of its common stock and Series B Warrants to purchase approximately 4,892,819 shares of its common stock.

“We are pleased to complete this financing, and appreciate the support of the new and existing investors who participated,” said Frank Grillo, CEO and President of MRI Interventions, Inc. “We reached our target in the round, and will use the proceeds for general corporate purposes, with a focus on providing growth capital for the ongoing commercialization efforts for our ClearPoint® Neuro Navigation System, a next generation platform for performing real-time, MRI-guided minimally invasive neurosurgery.”

For each unit purchased, investors received one share of common stock, Series A Warrants to purchase 0.40 shares of MRI Interventions’ common stock, and Series B Warrants to purchase 0.30 shares of MRI Interventions’ common stock. The exercise price of the Series A Warrants will be $0.4058 per share and the exercise price for the Series B Warrants will be $0.5275 per share, and both series of warrants will be exercisable for a five year period beginning on the original date of issuance. For each unit sold in this private placement, the investors have agreed to pay a negotiated price of $0.3246 per unit. This private placement is expected to close on or before December 18, 2015, subject to customary closing conditions. The Company may enter into one or more additional securities purchase agreements, and hold one or more additional closings.

Brookline Group, LLC acted as lead placement agent for the transaction.

The securities offered and to be sold by MRI Interventions in the private placement have not been registered under the Securities Act of 1933 or state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from such registration requirements. MRI Interventions has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock, including shares of common stock issuable upon exercise of the warrants, to be issued in the private placement. Any resale of MRI Interventions’ securities under such resale registration statement will be made only by means of a prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About MRI Interventions, Inc.

Building on the imaging power of MRI, MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain and heart. The company’s ClearPoint® system, which has received 510(k) clearance and is CE marked, utilizes a hospital’s existing diagnostic or intraoperative MRI suite to enable a range of minimally invasive procedures in the brain. In partnership with Siemens Healthcare, MRI Interventions is developing the ClearTrace® system to enable MRI-guided catheter ablations to treat cardiac arrhythmias. For more information, please visit www.mriinterventions.com.

Forward-Looking Statements

This press release contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements include, without limitation, all statements relating to any closing(s) of, and the amount of any proceeds from, the private placement transaction described in this press release. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the private placement described in this press release. There can be no assurance that the Company will be able to complete the private placement described in this press release on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this press release. The Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015 contains under the heading “Risk Factors” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Contact Information:

MRI Interventions, Inc.

Harold A. Hurwitz, CFO, (949) 900-6833